SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

BLUEROCK TOTAL INCOME+ REAL ESTATE FUND

LETTER OF INVESTMENT INTENT

August 16, 2012

To the Board of Trustees of Bluerock Total Income+ Real Estate Fund:

The undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the Bluerock Total Income+ Real Estate Fund, in the amount of $100,000.00 for 4,000 shares at net asset value of $25.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interest is being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

Bluerock Fund Advisor,

By: /s/ Michael Konig

Name: Michael Konig

Title: Chief Legal Officer